

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 3, 2023

Alberto Calderon
Chief Executive Officer
AngloGold Ashanti (UK) Ltd
4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

> **Re: AngloGold Ashanti (UK) Ltd**
> **Draft Registration Statement on Form F-4**
> **Submitted April 21, 2023**
> **CIK No. 0001973832**

Dear Alberto Calderon:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted April 21, 2023

General

1.  The legend appearing on the prospectus cover page discloses that "We are not asking you for a proxy and you are requested not to send us a proxy." We also note that other disclosures discuss matters to be voted on, including by proxy, at the Shareholders' Meeting. While we note your discussion of a Reorganization Circular and South Africa legal requirements on page 1, please revise your cover page, your Q&As and elsewhere to more clearly explain why a proxy is not being requested in connection with this registration statement, the legal requirements governing the shareholder vote and the

process by which shareholders, including ADS holders, are able to vote at the Shareholders' Meeting.  Additionally, we note that you have included a Form of Proxy as Exhibit 99.12 to your registration statement.  Please advise.

 Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation